Exhibit 99.1

FORTIS INC.
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Ernst & Young LLP (“E&Y”)
Deloitte LLP (“Deloitte”)

AND TO:	The securities regulatory authorities in each of the provinces of Canada

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations (“51-102”)

Notice is hereby given of a change of the auditor of Fortis Inc. (“Fortis” or the “Corporation”) pursuant to section 4.11 of NI 51-102.

1.             On February 15, 2017, the board of directors of Fortis (the “Board”) determined that it would not propose E&Y for re-appointment as the Corporation’s auditor at the upcoming meeting of Fortis shareholders expected to be held on May 4, 2017 (the “Meeting”). Instead, the Board determined it would recommend the appointment of Deloitte as auditor of the Corporation.

2.             The determination not to propose E&Y for re-appointment and the determination to recommend Deloitte for appointment, in each case as the Corporation’s auditor at the Meeting, were considered and approved by both the Corporation’s audit committee and the Board.

3.             E&Y did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed fiscal years of Fortis; or (b) any period subsequent to the two most recently completed fiscal years of Fortis and ending on February 15, 2017.

4.             No “reportable events” (as defined in section 4.11(1) of NI 51-102) have occurred.

DATED the 17th day of February, 2017.

FORTIS INC.

by
Karl W. Smith
Executive Vice President, Chief Financial Officer